Mail Stop 3010

August 6, 2009

VIA USMAIL and FAX (212) 696-9809

Ms. Kathryn Fagan
Chief Financial Officer and Treasurer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

  Re: Annaly Capital Management, Inc.
        Form 10-K for the year ended December 31, 2008 filed February 26, 2009
        Definitive Proxy Statement filed April 16, 2009
        File No. 001-13447

Dear Ms. Kathryn Fagan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Cicely LaMothe
                    Branch Chief